FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated May 4, 2007 (“Rogers and RIM to Introduce the New BlackBerry Curve Smartphone in Canada")

News Release dated May 7, 2007 (“RIM Announces BlackBerry Plug-in for Microsoft Visual Studio")

Page No 3 3

Document 1

May 4, 2007

Rogers and RIM Introduce the New BlackBerry Curve Smartphone in Canada

Smallest and Lightest Full QWERTY BlackBerry Handset; Includes Camera and Enhanced Multimedia Capabilities

Toronto and Waterloo, ON — Rogers Wireless (TSX: RCI; NYSE: RG) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Curve™ smartphone — the smallest and lightest full QWERTY BlackBerry handset. The BlackBerry Curve features a smooth and friendly handset design and delivers the renowned BlackBerry email and messaging experience, premium phone features, intuitive trackball navigation system, 2.0 megapixel camera, fast web browsing and powerful multimedia capabilities. With the BlackBerry Curve, Canadians can stay connected to the people and information that matter most.

“As the leading wireless carrier in Canada, Rogers is committed to bringing innovative products like the BlackBerry Curve to Canadians,” said John Boynton, Senior Vice President & Chief Marketing Officer. “Our customers are always looking for smart technology solutions and the new BlackBerry Curve, with its combined power and simplicity, will be attractive to businesses and consumers.”

“The BlackBerry Curve builds on what people already love about BlackBerry with a range of new features and a smooth new design,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Rogers’ customers will appreciate the flexibility and convenience offered by the new BlackBerry Curve in both their personal and professional lives.”

The new BlackBerry Curve from Rogers features:

o	A small and light design with soft curves, smooth edges, liquid silver finish and chrome highlights. It measures 107mm x 60mm x 15.5mm and weighs approximately 111 grams.
o	A 2.0 mega pixel camera with 5x digital zoom, built-in flash, self-portrait mirror and full screen viewfinder. The camera can capture images in up to three picture quality and size resolutions that can be quickly shared via email, MMS, BlackBerry Messenger or Bluetooth. Photos can also be set as a unique caller IDs or Home Screen image.
o	EDGE/GPRS/GSM connectivity operating on Roger’s high speed nationwide network, with roaming in over 185 countries for voice and 100 countries for data.
o	Premium phone features including noise cancellation technology to offset background noise, Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated ‘send’, ‘end’, and ‘mute’ keys, low-distortion speakerphone, and Bluetooth® (2.0) support for hands-free use with headsets, car kits and Bluetooth peripherals.
o	A microSD expandable memory slot for up to 4 GB of additional storage. 4GB microSD cards will soon be available for purchase on Rogers.com.
o	A built-in spell checker with user-customizable dictionary to ensure accuracy of emails and other text entries.
o	A powerful new media manager application included with the BlackBerry® Desktop Manager software. The Roxio® Media Manager for BlackBerry®, which was developed with Sonic® and based on the award-winning Roxio Easy Media Creator® 9, introduces a new level of simplicity, allowing users to easily search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags, create playlists and automatically copy or convert pictures, music and videos for optimal playback on the BlackBerry Curve.
o	A 3.5mm stereo headset jack, support for Bluetooth® stereo audio profile (A2DP/AVRCP), and dedicated volume controls.
o	BlackBerry® Maps, which helps find addresses and provides step-by-step directions.
o	Support for polyphonic, mp3 and MIDI and RealTrax ringtunes.
o	Support for instant messaging with BlackBerry® Messenger, Google® Talk and Yahoo!® Messenger pre-loaded.
o	BlackBerry® Internet Service support that allows access to up to 10 personal and corporate email accounts, including most popular ISP email accounts.
o	BlackBerry® Enterprise Server support for enterprise deployments, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.

Availability

The BlackBerry Curve will be available in Canada from Rogers Wireless in retail and business channels in June 2007.

About Rogers Wireless

Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider with offices in Canadian cities across the country, more than 6.9 million customers, and two powerful brands: Rogers Wireless and Fido. Rogers Wireless, which operates Canada’s largest and most reliable integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada’s only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology and the only technology that enables roaming around the world in over 180 countries. The company is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG), a diversified Canadian communications and media company. For further information, please visit www.rogers.com

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Odette Coleman
Rogers Wireless
(416) 935-6441
odette.coleman@rci.rogers.com

Marisa Conway Brodeur (for RIM)
(212)515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

May 7, 2007

FOR IMMEDIATE RELEASE

RIM Announces BlackBerry Plug-in for Microsoft Visual Studio

Enables ..NET development community to create rich client applications for BlackBerry smartphones

Wireless Enterprise Symposium – Orlando, FL – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce a new development tool that will enable developers to work within the familiar .NET programming environment to rapidly create rich client wireless applications for BlackBerry smartphones. The BlackBerry® Plug-in for Microsoft® Visual Studio® provides system integrators and in-house corporate developers with the ability to create BlackBerry applications that seamlessly integrate with back-end systems through .NET Web Services.

The BlackBerry Plug-in for Microsoft Visual Studio will leverage the BlackBerry® Mobile Data System (BlackBerry® MDS) to simplify wireless application development, deployment and management for the enterprise.

“Corporations of all sizes are increasingly recognizing the tremendous opportunities to boost productivity and competitive advantage through wireless data applications,” said Stephen Drake, Program Director for Mobile Enterprise at IDC. “Offering standard development tools that enable the creation of secure and manageable applications while abstracting the complexities of wireless systems will help accelerate the broader adoption of mobile enterprise applications.”

BlackBerry MDS is a robust and widely deployed platform that enables wireless access to enterprise systems, and applications developed with the BlackBerry Plug-in for Microsoft Visual Studio will benefit from its advanced security, manageability, network efficiency and push capabilities. The BlackBerry Plug-in for Microsoft Visual Studio extends the Microsoft Visual Studio 2005 rapid development environment to enable the creation of rich BlackBerry MDS Runtime applications for BlackBerry smartphones.

“RIM continues to provide a flexible and open development platform with robust tools, technical assistance and support of industry standards,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “This new developer tool meets the needs of the .NET developer community as well as enterprise customers by enabling the development of BlackBerry applications within the familiar framework of Visual Studio. It leverages existing skill sets as well as existing investments in the BlackBerry platform.”

-more-

Key benefits of the BlackBerry Plug-in for Microsoft Visual Studio include:

•	Familiar Development Experience — The plug-in integrates within the familiar Visual Studio development environment, and allows developers to visually design, implement and debug applications for BlackBerry smartphones.
•	Leverages Developer Skill Sets — Customers and system integrators can leverage their developer skill sets in order to reduce costs and accelerate the development of applications for the BlackBerry platform.
•	Seamless Wireless Connectivity — Leverages the inherent security, manageability and efficient wireless connectivity of the BlackBerry Enterprise Solution.
•	Platform Interoperability — Allows enterprises to create rich client applications for BlackBerry smartphones that interoperate with .NET-based systems via Web Services.
•	Rich Client Application Functionality — Provides the ability to create rich client applications with a flexible user interface, offline data storage, asynchronous push, and secure data access.
•	Enterprise-Class Security and Manageability — Applications developed will leverage the same security architecture of BlackBerry Enterprise Server. IT departments will benefit from simplified management and centralized control of their wireless deployments with reduced administrative overhead and a lower total cost of ownership.

The BlackBerry Plug-in for Microsoft Visual Studio will be previewed at the Wireless Enterprise Symposium 2007 in Orlando, Florida this week and is expected to be available later this year as a free download at www.blackberrydeveloper.com.

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 515-1924
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

-more-

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May22, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer